Filed pursuant to Rule 424(b)(3)

Registration No. 333-236252

GREENPOWER MOTOR COMPANY INC.

Supplement No. 7 dated November 12, 2021
To the Prospectus dated May 27, 2020
_________________________________

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated May 27, 2020, and with supplement No. 1 dated July 27, 2020 with Supplement No. 2 dated August 31, 2020, with Supplement No. 3 dated November 12, 2020, with Supplement No. 4 dated February 16, 2021, with Supplement No. 5 dated June 29, 2021, and with Supplement No. 6 dated August 12, 2021. The purpose of this Supplement No. 7 is to disclose the information set forth in the following reports:

1. Our Interim Financial Statements for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021, a copy of which is attached to this Supplement as Appendix A; and

2. Our interim Management Discussion and Analysis for the period ended September 30, 2021, a copy of which is attached to this Supplement as Appendix B.

3. Our press release dated November 12, 2021, a copy of which is attached to this Supplement as Appendix C.

APPENDIX A

GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended September 30, 2021 and September 30, 2020

(Expressed in US dollars)

(Unaudited - Prepared by Management)

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

September 30, 2021

Consolidated Condensed Interim Statements of Financial Position	3

Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Consolidated Condensed Interim Statements of Changes in Equity	5

Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Consolidated Condensed Interim Financial Statements	7 - 28

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at September 30, 2021 and March 31, 2021
(Expressed in US Dollars)

	September 30, 2021	March 31, 2021
	(Unaudited)	(Audited)
Assets
Current
Cash (Note 10)	$7,883,629	$15,096,200
Restricted Cash (Note 3)	111,749	111,748
Accounts receivable, net of allowances (Note 4)	2,549,192	4,447,617
GST receivable	105,064	91,755
Current portion of lease finance receivables (Note 5)	391,196	308,505
Inventory (Note 6)	22,839,634	12,461,967
Prepaids and deposits	610,880	423,146
	34,491,344	32,940,938
Non-current
Promissory note receivable (Note 7)	101,156	99,346
Lease finance receivables (Note 5)	3,371,004	3,613,886
Right of use assets (Note 8)	222,173	355,178
Property and equipment (Note 9)	2,473,305	2,146,576
Prepaids and deposits	46,692	46,692
Deferred financing fees	158,921	416,738
Other assets	1	1
	$40,864,596	$39,619,355

Liabilities
Current
Accounts payable and accrued liabilities (Note 18)	$1,845,730	$1,294,056
Deferred revenue (Note 15)	677,129	125,005
Current portion of warranty liability (Note 21)	77,950	101,294
Promissory note payable (Note 14)	316,702	346,166
Current portion of lease liabilities (Note 8)	246,775	266,042
	3,164,286	2,132,563
Non-current
Payroll protection program loan (Note 22)	-	365,278
Lease liabilities (Note 8)	-	120,609
Warranty liability (Note 21)	999,390	848,457
	4,163,676	3,466,907

Equity
Share capital (Note 11)	66,268,432	61,189,736
Reserves	7,148,686	6,677,123
Accumulated other comprehensive loss	(115,899)	(89,023)
Accumulated deficit	(36,600,299)	(31,625,388)
	36,700,920	36,152,448
	$40,864,596	$39,619,355

Nature and Continuance of Operations - Note 1

Subsequent Events - Note 23

Approved on behalf of the Board on November 12, 2021

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited)

	For the three months ended		For the six months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Revenue (Note 20)	$4,441,963	$2,835,411	$7,100,965	$5,107,666
Cost of Sales	3,488,972	1,951,692	5,297,342	3,605,364
Gross Profit	952,991	883,719	1,803,623	1,502,302

Sales, general and administrative costs
Administrative fees (Note 18)	1,451,545	759,906	2,519,157	1,509,198
Depreciation (Notes 8 and 9)	133,113	117,471	265,475	232,232
Product development costs	307,175	235,699	640,668	456,808
Office expense	97,496	149,589	163,930	200,548
Insurance	236,652	100,337	430,623	208,975
Professional fees (Note 18)	329,655	61,650	519,764	158,076
Sales and marketing	197,532	62,574	287,844	53,044
Share-based payments (Notes 12 and 18)	934,804	117,737	1,678,317	249,769
Transportation costs (Note 18)	92,328	26,755	133,695	53,496
Travel, accommodation, meals and entertainment	134,704	68,008	216,311	104,861
Allowance for (recovery of) credit losses (Note 4)	27,142	20,384	12,472	(13,169)
Total sales, general and administrative costs	3,942,146	1,720,110	6,868,256	3,213,838

Loss from operations before interest, accretion and foreign exchange	(2,989,155)	(836,391)	(5,064,633)	(1,711,536)

Interest and accretion	(87,211)	(505,589)	(271,482)	(1,060,908)
Other income (Note 22)	362,978	-	362,978	-
Foreign exchange gain / (loss)	100	(144,179)	(1,774)	(143,053)

Loss for the period	(2,713,288)	(1,486,160)	(4,974,911)	(2,915,497)

Other comprehensive income / (loss)
Cumulative translation reserve	(29,078)	(184,157)	(26,876)	(176,187)

Total comprehensive loss for the period	$(2,742,366)	$(1,670,317)	$(5,001,787)	$(3,091,684)

Loss per common share, basic and diluted	$(0.12)	$(0.09)	$(0.23)	$(0.19)

Weighted average number of common shares outstanding, basic and diluted	21,718,811	16,772,352	21,389,129	16,135,406

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity (Deficit)
For the Six Months ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total

Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Shares issued for cash	1,885,000	37,700,000	-	-	-	-	37,700,000

Share issuance costs	-	(2,928,501)	-	-	-	-	(2,928,501)

Shares issued for exercise of warrants	1,102,552	3,654,248	-	(650,047)	-	-	3,004,201

Shares issued for conversion of debentures	496,099	995,372	(106,946)	-	-	-	888,426

Share based payments	-	-	-	249,769	-	-	249,769

Cumulative translation reserve	-	-	-	-	(176,187)	-	(176,187)

Net loss for the period	-	-	-	-	-	(2,915,497)	(2,915,497)

Cancellation of fractional shares as a result of share consolidation	(3)	-	-	-	-	-	-

Balance, September 30, 2020	18,970,398	$56,313,844	$272,560	$5,115,361	$(286,379)	$(26,768,131)	$34,647,255

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(91,772)	-	-	-	-	(91,772)

Shares issued for exercise of warrants	1,195,300	4,880,326	-	(948,640)	-	-	3,931,686

Shares issued for exercise of stock options	8,929	290,142	-	(258,114)	-	-	32,028

Share based payments	-	-	-	1,678,317	-	-	1,678,317

Cumulative translation reserve	-	-	-	-	(26,876)	-	(26,876)

Net loss for the period	-	-	-	-	-	(4,974,911)	(4,974,911)

Balance, September 30, 2021	22,096,789	$66,268,432	$-	$7,148,686	$(115,899)	$(36,600,299)	$36,700,920

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Cash Flows
For the Six Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)

	September 30	September 30
	2021	2020

Cash flows from (used in) operating activities
Loss for the period	$(4,974,911)	$(2,915,497)
Items not affecting cash
Allowance (recovery) for credit losses	12,472	(13,167)
Depreciation	265,475	232,232
Share-based payments	1,678,317	249,769
Accretion and accrued interest	13,665	461,461
Amortization of deferred financing fees	257,817	304,279
Disposal of Equipment	2,300	-
Payroll Protection Loan	(365,278)	-
Foreign exchange loss / (gain)	1,774	143,053
Cash flow used in operating activities before changes in non-cash items	(3,108,369)	(1,537,870)

Changes in non-cash items:
Accounts receivable	1,898,425	(1,684,426)
GST receivable	(13,309)	(21,665)
Inventory	(10,654,567)	(497,763)
Prepaids and deposits	(187,734)	(484,254)
Promissory note receivable	(1,810)	(37,350)
Lease finance receivables	59,595	13,429
Accounts payable and accrued liabilities	551,674	420,132
Deferred revenue	552,124	(390,144)
Warranty liability	127,589	132,361
	(10,776,382)	(4,087,550)

Cash flows from (used in) investing activities
Purchase of property and equipment	(90,484)	(47,186)
Cash flow from sale of equipment	1,300	-
	(89,184)	(47,186)

Cash flows from (used in) financing activities
Paycheck protection program proceeds	-	361,900
Repayment of loans from related parties	-	(924,810)
Loans from related parties	-	137,074
Proceeds from (repayment of) line of credit	-	(5,469,944)
Principal payments on promissory note	(29,455)	(28,867)
Principal payments on lease liabilities	(151,543)	(132,995)
Proceeds from issuance of common shares	-	37,700,000
Repayment of note payable	-	(10,574)
Equity offering costs	(91,772)	(2,928,501)
Proceeds from exercise of stock options	32,028	-
Proceeds from exercise of warrants	3,931,681	3,004,201
	3,690,939	31,707,484

Foreign exchange on cash	(37,943)	(5,826)

Net increase (decrease) in cash and restricted cash	$(7,212,570)	$27,566,922
Cash and restricted cash, beginning of period	15,207,948	451,605
Cash and restricted cash, end of period	$7,995,378	$28,018,527

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

Supplemental Cash Flow Disclosure:

	For the Period Ended
	September 30, 2021	September 30, 2020
Interest paid	$1,699	$407,237
Taxes paid	$-	$-

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

During the second quarter of fiscal 2021 the Company completed an initial public offering on the Nasdaq stock exchange and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at September 30, 2021, the Company had a cash and restricted cash balance of $7,995,378, working capital of $31,327,058 accumulated deficit of ($36,600,299), and shareholder's equity of $36,700,920.

As at September 30, 2021, the Company had approximately $31 million in working capital and therefore has sufficient resources to sustain operations for the next 12 months, although the Company will need additional funding to achieve its long-term business objectives. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million to meet funding requirements.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2021.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. All references to share and per share amounts in these consolidated condensed interim financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

(b) Basis of consolidation

These consolidated condensed interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	30-Sep-21	31-Mar-21	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated condensed interim financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the three months ended September 30, 2021, the company recognized an allowance for credit losses, net of recoveries, of $27,142, against its accounts receivable (September 30, 2020 - $20,384) (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at September 30, 2021, and March 31, 2021 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations and Comprehensive Loss.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	Canadian Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations and Comprehensive Loss.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive loss.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobile	5-10 years, straight line method
Leased asset	12 years, straight line method
Demonstration electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations and Comprehensive Loss. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the six months ended September 30, 2021, and September 30, 2020 the Company recorded $91,772 and $2,928,501 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares (Note 11).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated condensed interim financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, lease finance receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations and Comprehensive Loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to Operations and Comprehensive Loss upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

The Company periodically applies for financial assistance under available government incentive programs. The grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. All funds received as part of the grant or subsidies are reflected in other income as awarded.

(q) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

(r) Leases

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(r) Leases (Continued)

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in Operations and Comprehensive Loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment.

(s) Adoption of accounting standards

The Company did not adopt any new or amended accounting standards during the three months ended September 30, 2021.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the September 30, 2021 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

3. Restricted Cash

The Company has a restricted cash balance of $111,749 as at September 30, 2021 (March 31, 2021 - $111,748) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company 2 years after the acceptance of the vehicles by the customer.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at September 30, 2021 in accordance with IFRS 9 and has recognized an allowance for credit losses of $48,111, against its accounts receivable (September 30, 2020 - $20,384).

5. Lease Finance Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at September 30, 2021 the Company had a total of 49 (March 31, 2021 - 52) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (March 31, 2021 - 2) vehicles on lease that were determined to be operating leases. During the three months ended September 30, 2021, the Company entered into 10 finance leases (September 30, 2020 - 20). In addition, during the three months ended September 30, 2021, the Company entered into a mutual release agreement with the lessee of 26 EV Stars (September 30, 2020 - nil) which were accounted for as finance leases, where the lessor and lessee mutually agreed to cancel the leases and where SJVEL subsequently sold the vehicles to a third party. For operating leases, lease payments are recognized in revenue when earned.

For the three months ended September 30, 2021, selling profit on finance leases was $195,026 (September 30, 2020 - $750,191). The following table shows changes in Lease Finance Receivables during the three months ended September 30, 2021:

For the 3 Months Ended
September 30, 2021
Lease finance receivable, beginning of period	$4,407,514
Net investment recognized (derecognized)	(586,695)
Lease payments received	(152,671)
Interest income recognized	94,052

Lease finance receivable, end of period	$3,762,200

Current portion of Lease Finance Receivable	$391,196

Long Term Portion of Lease Finance Receivable	$3,371,004

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5. Finance Lease Receivable (continued)

As at September 30, 2021, the remaining payments to be received on Finance Lease Receivables are as follows:

September 30, 2021
Year 1	$729,760
Year 2 *	1,048,040
Year 3 *	1,189,475
Year 4 *	628,971
Year 5 *	491,438
Year 6*	706,000
less: amount representing interest income	(1,031,484)
Lease Finance Receivable	$3,762,200
Current Portion of Lease Finance Receivable	$391,196
Long Term Portion of Lease Finance Receivable	$3,371,004
* Includes unguaranteed residual

6. Inventory

The following is a listing of inventory as at September 30, 2021 and March 31, 2021:

	September 30, 2021	March 31, 2021

Work in Process	$14,422,581	$10,048,518
Finished Goods	8,417,053	2,413,449

Total	$22,839,634	$12,461,967

7. Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Condensed Interim Statements of Financial Position. The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%.

The Company has evaluated the carrying value of the promissory note receivable as at September 30, 2021 and determined that there was no change in credit risk over the prior quarter. At March 31, 2021 the Company determined there was a significant increase in credit risk, and in accordance with IFRS 9, the Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a provision of CDN$455,110 or $344,737 as at March 31, 2021 was warranted. The carrying value of the promissory note receivable as at September 30, 2021 is $101,156 (March 31, 2021 - $99,346).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its statement of financial position related to properties in California for which the Company has entered into lease agreements that expired in more than one year. The carrying value of Right of Use Assets as at September 30, 2021 is $222,173 (March 31, 2021 - $355,178). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Condensed Interim Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the six months ended September 30, 2021, the Company incurred interest expense of $11,667 (September 30, 2020 - $22,385) on the Lease Liabilities, recognized depreciation expense of $128,005 (September 30, 2020 - $132,506) on the Right of Use Assets and made total rental payments of $151,543 (September 30, 2020 - $155,380). There were no additions to Right of Use Assets during the six months ended September 30, 2021.

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$255,238
thereafter	-
less amount representing interest expense	(8,463)
Lease liability	246,775
Current Portion of Lease Liabilities	246,775
Long Term Portion of Lease Liabilities	$-

Payments on leases that are classified as short-term leases totaled $29,623 for the quarter ended September 30, 2021 (September 30, 2020 - $9,198) and were recognized in rent and maintenance expense. The remaining minimum lease payments until the end of leases classified as short-term leases are $114,778.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Property and Equipment

The following is a summary of activities for six months ended September 30, 2021:

				Demonstration	Leased Asset	EV Equipment		Leasehold Improvements
	Computers	Furniture	Automobiles	Electric Buses			Land		Total
Cost
Balance, March 31, 2021	$93,850	$60,879	$245,246	$1,045,305	$672,151	$834,514	$801,317	$51,242	$3,804,504
Additions	38,408	7,940	-	-	-	44,136	-	-	90,484
Transfers from/(to) inventory	-	-	-	377,495	-	-	-	-	377,495
Disposals	-	-	(3,600)	-	-	-	-	-	(3,600)
Foreign exchange translation	(139)	(314)	-	-	-	-	-	-	(453)
Balance, September 30, 2021	$132,119	$68,505	$241,646	$1,422,800	$672,151	$878,650	$801,317	$51,242	$4,268,430

Depreciation and impairment losses
Balance, March 31, 2021	$37,886	$25,589	$40,042	$216,339	$634,030	$678,437	$-	$25,605	$1,657,928
Transfers to inventory	-	-	-	-	-	-	-	-	-
Depreciation	16,781	4,448	15,320	37,936	16,657	36,761	-	9,567	137,470
Foreign exchange translation	(12)	(261)	-	-	-	-	-	-	(273)
Balance, September 30, 2021	$54,655	$29,776	$55,362	$254,275	$650,687	$715,198	$-	$35,172	$1,795,125

Carrying amounts
As at, March 31, 2021	$55,964	$35,290	$205,204	$828,966	$38,121	$156,077	$801,317	$25,637	$2,146,576

As at September 30, 2021	$77,464	$38,729	$186,284	$1,168,525	$21,464	$163,452	$801,317	$16,070	$2,473,305

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Property and Equipment (continued)

During the 3 months ended September 30, 2021 the Company transferred two EV Stars from inventory to PP&E that are being used for demonstration purposes.

10. Line of Credit

As at September 30, 2021 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2021 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (September 30, 2021 - 3.75%, March 31, 2021 - 3.75%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of September 30, 2021 the Company had a drawn balance of nil (March 31, 2021 - nil) on the Line of Credit.

11. Share Capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture    exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this section have been retroactively restated to give effect  to this share consolidation.

Issued

During the three months ended September 30, 2021, the Company issued a total of 566,729 shares pursuant to the exercise of warrants and 8,979 shares pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company issued a total of 5,405,809 common shares, including 1,672,028 shares from the exercise of warrants, 145,537 shares from the exercise of options, 1,703,240 shares from converted debentures and 1,860,000 shares issued in the Company's IPO as well as 25,000 shares issued in a concurrent private placement and an additional 5 net fractional issued as a result of the share consolidation.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company's shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2(a) for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2019 Plan and 2016 Plan that are issued and outstanding as at September 30, 2021:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	September 30, 2021
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	70,357	-	-	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	-	17,857
January 30, 2025	CDN	$2.59	309,822	-	-	-	309,822
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
July 3, 2025	CDN	$4.90	49,643	-	-	(714)	48,929
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.26	-	173,650	-	(6,250)	167,400
Total outstanding			1,215,108	173,650	(8,929)	(6,964)	1,372,865
Total exercisable			882,964				950,529
Weighted Average
Exercise Price (CDN$)			$9.35	$19.26	$4.44	$17.79	$10.67
Weighted Average Remaining Life			3.1 years				2.8 years

As at September 30, 2021, there were 829,850 stock options available for issuance under the 2019 plan.

During the three months ended September 30, 2021, the Company incurred share-based compensation expense with a measured fair value of $934,804 (September 30, 2020 - $117,737). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss. During the three months ended June 30, 2021, the Company incurred share-based compensation expense with a measured fair value of $743,513 (June 30, 2020 - $132,032). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss. Subsequent to the end of the quarter 71,429 shares were issued to Brendan Riley, the President and Director of GreenPower, at CDN$4.34 per share pursuant to the exercise of stock options (Note 23).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Warrants

As at September 30, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	September 30, 2021
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(8,929)	-	44,642
March 14, 2022	CDN $4.20	685,714	-	-	-	685,714
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,195,300)	(10)	730,356
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$4.05	$3.41	$4.16
Weighted Average Life		0.6 years				0.5 years

During the quarter ended September 30, 2021 GreenPower issued a total of 566,729 shares pursuant to the exercise of warrants, summarized as follows:

  500,000 shares issued from the exercise of warrants at a price of CDN $3.50 per share, including 357,143 shares issued to Countryman, a company beneficially owned by GreenPower's director David Richardson, 80,357 shares issued to KFS, a company beneficially owned by GreenPower's CEO and Chairman, Fraser Atkinson, and 53,571 shares issued to Malcolm Clay, a director of Greenpower
  66,729 shares issued from the exercise of warrants at a price of USD$2.6677 per share

During the quarter a total of 10 warrants expired unexercised. Subsequent to the end of the quarter, 44,642 shares were issued from the exercise of warrants at a price of CDN $3.50 per share (Note 23).

14. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016, and the final blended monthly instalment payment under the Promissory Note was made on October 1, 2021.  A final balloon payment of $311,764 is currently due under the promissory note, and the Company is working with the City to arrange for the release of its security interest in the land concurrent with the final balloon payment. During the three months ended September 30, 2021, the Company incurred $1,626 of interest on the note (September 30, 2020 - $1,917). This amount is included in Interest and accretion on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Deferred Revenue

The Company recorded Deferred Revenue of $677,129 for invoices issued to customers for the sale of all-electric buses which were not delivered as at September 30, 2021 (March 31, 2021 - $125,005).

	Three months ended	Six months ended	Year ended
	September 30, 2021	September 30, 2021	March 31, 2021
Deferred Revenue, beginning balance	$268,550	$125,005	$426,157
Additions to deferred revenue during the period	640,413	802,413	187,535
Deposits returned	(62,044)	(62,044)	-
Revenue recognized from deferred revenue	(169,790)	(188,245)	(488,687)
Deferred Revenue, end of period	$677,129	$677,129	$125,005

16. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, lease finance receivables, promissory note receivable, accounts payable and accrued liabilities, promissory note payable, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Condensed Interim Statements of Financial Position. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its lease finance receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated condensed interim financial statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, lease finance receivables and promissory note receivable at each reporting period end and on an annual basis. As at September 30, 2021 the Company recognized an allowance for credit losses, net of recoveries, of $27,142, against its accounts receivable (September 30, 2020 - $20,384) (Note 4).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Financial Instruments (continued)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2021, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$1,020,646
Accounts Receivable	$234,862
Lease Finance Receivable	$104,811
Promissory Notes Receivable	$128,878
Accounts Payable and Accrued Liabilities	$(652,280)

The CDN/USD exchange rate as at September 30, 2021 was $0.7849 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $66,000 to other comprehensive income/loss.

17. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter of fiscal 2021 the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at September 30, 2021, the Company had a cash and restricted cash balance of $7,995,378, working capital of $31,327,058, accumulated deficit of ($36,600,299), and shareholder's equity of $36,700,920. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Six Months Ended
	September 30, 2021	September 30, 2020

Salaries and Benefits (1)	$243,718	$213,030
Consulting fees (2)	170,000	156,625
Options Vested (3)	951,338	155,837
Other (4)	-	5,748
Total	$1,365,055	$531,240

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

4) Other fees for truck and trailer rentals paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at September 30, 2021 included $1,586 (March 31, 2021 - $95,741)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable  common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that were exercised during the quarter ended June 30, 2021, and in March 2019 the Company issued 685,714 non-transferrable common share purchase  warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

On May 31, 2021 the Company issued 342,857 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

On June 14, 2021 the Company issued 285,714 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants  at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Related Party Transactions (continued)

On August 24, 2021 the Company issued 357,143 shares to Countryman Investments Ltd., a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 357,143 warrants at a price of CDN $3.50 per warrant, for gross proceeds of CDN $1,250,001.

On August 27, 2021 the Company issued 80,357 shares to KFS Capital LLC, a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 80,357 warrants  at a price of CDN $3.50 per warrant, for gross proceeds of CDN $281,250.

On September 20, 2021 the Company issued 53,571 shares to Malcolm Clay, a director of GreenPower, pursuant to the exercise of 53,571 warrants at a price of CDN $3.50 per warrant, for gross proceeds of CDN $187,499.

Subsequent to the end of the quarter 71,429 shares were issued to Brendan Riley, the President and Director of GreenPower pursuant to the exercise of stock options, at a price of CDN $4.34 per share for gross proceeds of CDN $310,002 (Note 23).

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

19. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the period ended September 30, 2021 was 27.00%.

As at September 30, 2021 and March 31, 2021 the Company has approximately $12,700,000 and $10,400,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at September 30, 2021 and March 31, 2021 the Company has approximately $18,100,000 and $15,300,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2042 if unused.

The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated condensed interim financial statements as it is uncertain whether there will be sufficient future taxable profit that will allow the deferred tax asset to be recovered.

20. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the three month period ended September 30, 2021, the Company was economically dependent on three (September 30, 2020 - two) customer(s) who accounted for more than 10% of revenue from continuing operations and accounted for approximately 70% (September 30, 2020: 95%) of sales.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Segmented Information and Other Additional Disclosures (continued)

The Company's revenues allocated by geography for the three and six months ended September 30, 2021 and 2020 are as follows:

	For the Three Months Ended
	September 30, 2021	September 30, 2020

United States of America	$4,259,974	$2,828,260
Canada	181,989	7,151

Total	$4,441,963	$2,835,411

	For the Six Months Ended
	September 30, 2021	September 30, 2020

United States of America	$6,595,076	$5,083,725
Canada	$505,889	$23,941

Total	$7,100,965	$5,107,666

As at September 30, 2021 and March 31, 2021 the majority of the Company's consolidated non-current assets, being property and equipment, are located in the United States.

21. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the next fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	Six Months Ended	Year ended
	September 30, 2021	March 31, 2021

Opening balance	$949,751	$695,147
Warranty additions	152,930	311,863
Warranty disbursements	(24,323)	(64,871)
Foreign exchange translation	(1,018)	7,612
Total	$1,077,340	$949,751

Current portion	$77,950	$101,294
Long term portion	999,390	848,457
Total	$1,077,340	$949,751

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

22. Payroll Protection Program Loan

On April 29, 2020, the Company was approved for a $361,900 loan under the Payroll Protection Program ("PPP") administered by the U.S. Small Business Administration ("SBA"). The PPP is a loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and bears interest at 1% per annum. The Company shall pay monthly payments in an amount equal to one month's accrued interest commencing on the seventh month. All interest which accrues during the initial six months of the loan period will be deferred to and payable on the maturity date. During the quarter ended September 30, 2021 the Company received notice from the SBA that the principal of $361,900 and accrued interest of $3,378 on the PPP loan has been forgiven in its entirety, and $365,278 was recognized in Other Income for the loan forgiveness.

23. Subsequent Events

Subsequent to the end of the quarter:

  71,429 shares were issued to Brendan Riley, the President and Director of GreenPower at a price of CDN$4.34 per share pursuant to the exercise of stock options, and
  44,642 shares were issued at a price of CDN$3.50 per share pursuant to the exercise of warrants.

APPENDIX B

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of November 12, 2021 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three and six months ended September 30, 2021 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and six months ended September 30, 2021 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, manufactures and distributes a line of electric vehicles, including transit buses, school buses, shuttles, cargo vans, double-deckers and trucks. GreenPower employs a clean-sheet design to build all-electric commercial vehicles that are purpose built to be battery powered with zero emissions. GreenPower incorporates the latest technology into all of their compelling vehicles. The GreenPower solution incorporates: Vehicles with best in class range and payload coupled with industry best after sales support equals a competitive edge in the medium and heavy duty, commercial EV Space. For further information go to www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the three months ended September 30, 2021. During the quarter the Company completed and delivered 10 EV Star Cab and Chassis for which the Company provided lease financing, and which were accounted for as finance leases, and completed the sale of 2 BEAST school buses, 1 EV Star Plus, and the sale of 3 EV Stars. In addition, Greenpower sold 28 EV Stars that were previously on lease, where the leases were cancelled and the vehicles subsequently sold, and recognized revenue from finance and operating leases and other sources. During the quarter, GreenPower continued to invest in the production of its all-electric medium and heavy-duty vehicles, with a particular emphasis on the BEAST all-electric school bus and its suite of six models of EV Stars, and completed the quarter with over 70 vehicles in finished goods inventory, nearly 260 vehicles under production, as well as spare parts inventory in excess of $300k.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

GreenPower has continued to focus on production and finished the quarter with its highest ever finished goods inventory, including over 70 completed vehicles ready to deliver to customers over the coming months and additional vehicles under production that are expected to be completed this quarter. With this increased level of inventory ready to deliver to customers, GreenPower anticipates that we will see a corresponding increase in sales as we enter the second half of the year. We are encouraged as we continue this progression, and credit the ongoing efforts and dedication of our talented team as they navigate a challenging business environment and continue to execute on our stated goals.

GreenPower is one of only a handful of manufacturers that has been consistently delivering all-electric medium and heavy-duty vehicles to customers for several years and with completed units in inventory ready to deliver to customers. We believe these factors differentiate GreenPower from competitors, and positions us well in a market where demand is growing significantly and is expected to continue this growth trajectory for several years. This quarter, we were excited to deliver vehicles in both Canada and the US with several new customers that included EV Stars that will be used for employee transportation at Fortune 500 companies. This ongoing diversification of our customer base and of our geographic footprint is the culmination of years of effort. We anticipate that we will continue to reach new milestones in our business as we continue this growth progression.

This quarter GreenPower delivered its first two BEAST all-electric school buses to school districts in Southern California. The BEAST is an all-electric 40-foot, 90 seat, Type D school bus delivering a range of up to 150 miles on a single charge via a 194kWh battery pack. The deliveries were made to some of the largest school districts in Southern California with school bus fleets that provide potential for ongoing business as districts transition to zero-emission student transportation.

During the quarter, GreenPower completed its first delivery of 10 EV Star cab and chassis ("EV Star CC") to WeShip, which were primarily funded with HVIP vouchers, and the remainder through lease financing. WeShip will be utilizing the vehicles in a first of its kind utility in Southern California. GreenPower continues to receive significant interest in the EV Star CC, as this versatile all-electric cab and chassis can be upfitted to meet the unique specifications of customers for a wide range of end uses. We anticipate that EV Star CC deliveries will continue to increase over time based on the versatility of this vehicle and the demand we are seeing in the marketplace.

GreenPower completed a follow-on sale of 24 EV Stars to Zeem Solutions during the quarter, in addition to the 30 EV Stars delivered to Zeem since the beginning of the year. The EV Stars were previously on lease to Green Commuter and the leases were cancelled prior to the sale. The vehicles will be used in Zeem's operations providing e-mobility solutions to fleet operators across the US. Based on their business plans and growth, GreenPower anticipates that additional vehicles will be delivered to Zeem by the end of the year. Additionally, a total of seven EV Stars were sold to a diverse group of customers in California, to be used for employee transportation at Fortune 500 companies, public transportation in the City of Temecula, and to a vehicle upfitter.

GreenPower completed the delivery of an EV Star Plus to a school in Vancouver, Canada during the quarter, which utilized rebates available from the Province of British Columbia to fund a portion of the purchase price. The vehicle will be used by the school for student transportation, and represents the ongoing diversification of GreenPower's customer base, sales geography, and access to government funding incentives.

In summary, the continued focus on building out GreenPower's inventory and sales capabilities in different geographies has positioned the company well for the current market environment. Management remains committed to capitalizing on near term growth opportunities, and believes that our efforts will translate to increased sales and cash flow in the second half of the year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Inventory, Property and Equipment

As at September 30, 2021 the Company had:

  Three EV350's, two Synapse shuttles, 5 EV Stars, 8 vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $1,376,273
  Work in process inventory and production supplies representing EV Star's, EV 250's, BEAST Type D school buses, spare parts and supplies totaling $14,422,581 and;
  Finished goods inventory representing EV Star Transit +, EV Star Cab and Chassis, BEAST school buses, EV Stars, EV Star Cargo, an EV 350 and charging stations totaling $8,417,053.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended September 30, 2021

For the three-month period ended September 30, 2021 the Company recorded revenues of $4,441,963 and cost of sales of $3,488,972 generating a gross profit of $952,991 or 21.5% of revenues. GreenPower's gross profit margin for the quarter was below its 30% target primarily due to the sale of vehicles that were previously on lease at a gross margin of below 20%, as well as the sale of EV Star Cab and Chassis for which the company provided lease financing and the sale of BEAST school buses at a gross margin of slightly above 20%. Revenue was generated from the sale of 31 EV Stars, 2 BEAST school buses, 1 EV Star+, from the sale of parts and from the sale of 10 EV Star Cab and Chassis for which the Company provided lease financing and which were accounted for as finance leases, as well as from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,451,545 relating to salaries, project management, accounting, and administrative services; transportation costs of $92,328 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $134,704 related to travel for project management, demonstration of company products, and trade shows; product development costs of $307,175; sales and marketing costs of $197,532; insurance expense of $236,652; professional fees of $329,655 consisting of legal and audit fees; and office expense of $97,496 consisting of rent and other office expenses, as well as non-cash expenses including $934,804 of share-based compensation expense and depreciation of $133,113, generating a loss from operations before interest, accretion, foreign exchange and other income of $2,989,155.

Interest and accretion of $87,211, other income of $362,978 primarily related to the forgiveness of a loan, and a foreign exchange gain of $100 resulted in a loss for the period of $2,713,288. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and recovery for credit losses totaled $1,333,583 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $29,078 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2021

For the six-month period ended September 30, 2021 the Company recorded revenues of $7,100,965 and cost of sales of $5,297,342 generating a gross profit of $1,803,623 or 25.4% of revenues. Revenue was generated from the sale of 32 EV Stars, 5 EV Star CC's, 2 BEAST school buses, 1 EV Star+, from the sale of parts and from the sale of 15 EV Stars and 10 EV Star Cab and Chassis for which the Company provided lease financing and which were accounted for as finance leases, as well as from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $2,519,157 relating to salaries, project management, accounting, and administrative services; transportation costs of $133,695 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $216,311 related to travel for project management, demonstration of company products, and trade shows; product development costs of $640,668; sales and marketing costs of $287,844; insurance expense of $430,623; professional fees of $519,764 consisting of legal and audit fees; and office expense of $163,930 consisting of rent and other office expenses, as well as non-cash expenses including $1,678,317 of share-based compensation expense and depreciation of $265,475, generating a loss from operations before interest, accretion, foreign exchange and other income of $5,064,633.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Interest and accretion of $271,482, other income of $362,978 primarily related to the forgiveness of a loan, and a foreign exchange loss of $1,774 resulted in a loss for the period of $4,974,911.

The consolidated total comprehensive loss for the three-month period was impacted by $26,876 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended September 30, 2020

For the three-month period ended September 30, 2020 the Company recorded revenues of $2,835,411 and cost of sales of $1,951,692 generating a gross profit of $883,719 or 31.2% of revenues. Revenue was generated from the delivery of 20 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one all-electric school bus, from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs consisted  of  administrative  fees of $759,906 relating to salaries, project management, accounting, and administrative services; transportation costs of $26,755 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $68,008 related to travel for project management, demonstration of company products, and trade shows; product development costs of $235,699; sales and marketing costs of $62,574; insurance expense of $100,337; professional fees of $61,650 consisting of legal and audit fees; and office expense of $149,589 consisting of rent and other office expenses, as well as non-cash expenses including $117,737 of share-based compensation expense and depreciation of $117,471, generating a loss from operations before interest, accretion and foreign exchange of $836,391.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $505,589, and a foreign exchange loss of $144,179 resulted in a loss for the period of $1,486,160. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and allowance for credit losses totaled $667,415 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $184,157 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2020

For the six-month period ended September 30, 2020 the Company recorded revenues of $5,107,666 and cost of revenues of $3,605,364 generating a gross profit of $1,502,302 or 29.4% of revenues. Revenue was generated from the sale of 38 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one all-electric school bus, from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative  fees  of $1,509,198 relating to salaries, project management, accounting, and administrative services; transportation costs of $53,496 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $104,861 related to travel for project management, demonstration of company products, and trade shows; product development costs of $456,808; sales and marketing costs of $53,044; insurance expense of $208,975; professional fees of $158,076 consisting of legal and audit fees; and office expense of $200,548 consisting of rent and other office expenses, as well as non-cash expenses including $249,769 of share-based compensation expense and depreciation of $232,232, generating a loss from operations before interest, accretion and foreign exchange of $(1,711,536).

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,060,908, and a foreign exchange loss of $143,053 resulted in a loss for the period of $2,915,497.

The consolidated total comprehensive loss for the six-month period was impacted by $176,187 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

The following tables provide a summary of selected information for the last eight quarters:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020
Financial results
Revenues	$4,441,963	$2,659,002	$4,378,131	$2,398,781
Income (loss) for the period	(2,713,288)	(2,261,623)	(2,788,149)	(2,133,105)
Basic and diluted earnings/(loss) per share*	$(0.12)	$(0.11)	$(0.13)	$(0.11)
Balance sheet data
Working capital	31,327,058	31,391,694	30,808,375	31,310,393
Total assets	40,864,596	40,930,620	39,619,355	39,814,446
Shareholders' equity	36,700,920	36,967,980	36,152,448	36,956,026

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2020	2020	2020	2019
Financial results
Revenues	$2,835,411	$2,272,255	$642,401	$4,977,548
Income (loss) for the period	(1,486,160)	(1,429,337)	(2,114,027)	(1,056,087)
Basic and diluted earnings/(loss) per share*	$(0.09)	$(0.09)	$(0.14)	$(0.07)
Balance sheet data
Working capital (deficit)	32,477,352	(707,573)	743,131	2,319,481
Total assets	43,044,685	14,473,657	13,207,679	16,811,834
Shareholders' equity	34,647,254	(2,396,707)	(1,174,956)	876,200
* Based upon the weighted average number of shares issued and outstanding for the period, retroactively restated for the seven-for-one share consolidation completed on August 28, 2020.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last four quarters:

	For the three months ended
	Sept 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020
Vehicle Sales
EV Star (1,2)	32	6	30	3
BEAST school bus	2	0	0	0
Total	34	6	30	3
Vehicle Leases
EV 250	0	0	5	0
EV Star (1,2)	10	15	0	14
Total	10	15	5	14

Total Deliveries	44	21	35	17
1) Includes various models of EV Stars.
2) 28 EV Stars sold in the quarter ended September 30, 2021 were previously on leases that were cancelled and subsequently sold, and the leases were originally entered into in the quarters ending June 30, 2021 (14 EV Stars), December 31, 2020 (9 EV Stars), September 30, 2020 (2 EV Stars), June 30, 2020 (1 EV Star), and December 31, 2019 (2 EV Stars). 30 EV Stars sold in the quarter ended March 30, 2021 were previously on leases that were entered into in December 2019 (13 EV Stars), June 2020 (11 EV Stars), and September 2020 (6 EV Stars). These 30 leases were cancelled during the quarter and the vehicles were subsequently sold.

The following table summarizes cash expenses for the last four quarters:

	For the three months ended
	Sept 30, 2021	June 30, 2021	March 31, 2021	Dec 31, 2020

Total Expenses	$4,029,457	$3,112,255	$3,910,503	$3,042,913
Less:
Depreciation	(133,113)	(132,363)	(82,150)	(122,881)
Accretion and accrued interest	(5,185)	(6,482)	65,482	(133,759)
Share-based payments	(934,804)	(743,513)	(1,278,194)	(570,798)
Amortization of deferred financing fees	(80,409)	(177,408)	(163,105)	(161,099)
Warranty Accrual	(152,930)	(93,898)	(78,019)	(136,576)
(Allowance) / recovery for credit losses	(27,142)	14,670	(338,818)	(8,278)

Total Cash Expenses (1)	$2,695,874	$1,973,261	$2,035,699	$1,909,522

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

The following table summarizes adjusted EBITDA for the last four quarters:

	For the three months ended
	Sept 30, 2021	June 30, 2021	March 31, 2021	Dec 31, 2020

Loss for the period	$(2,713,288)	$(2,261,623)	$(2,788,149)	$(2,133,106)
Plus:
Depreciation	133,113	132,363	82,150	122,881
Interest and accretion	87,211	184,271	175,450	362,230
Share-based payments	934,804	743,513	1,278,194	570,798
Allowance / (recovery) for credit losses	27,142	(14,670)	338,818	8,278
Warranty Accrual	152,930	93,898	78,019	136,576

Adjusted EBITDA (1)	$(1,378,088)	$(1,122,248)	$(835,518)	$(932,343)

(1) Non-IFRS Financial Measures:

"Total Cash Expenses" as reflected above reflects the total expenses of the Company (total sales, general and administrative costs including interest and accretion, and the foreign exchange gain or loss) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, warranty accrual and (allowance)/recovery for credit losses. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At September 30, 2021, the Company had a cash and restricted cash balance of $7,995,378 and working capital of $31,327,058. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at September 30, 2021 the Line of Credit had a drawn balance of nil. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Capital Resources

Three months ended September 30, 2021 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at September 30, 2021:

As at September 30, 2021, there were 829,850 stock options available for issuance under the 2019 plan.

During the three months ended September 30, 2021, the Company incurred share-based compensation expense with a measured fair value of $934,804 (September 30, 2020 - $117,737). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss. During the three months ended June 30, 2021, the Company incurred share-based compensation expense with a measured fair value of $743,513 (June 30, 2020 - $132,032). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss. Subsequent to the end of the quarter 71,429 shares were issued to Brendan Riley, the President and Director of GreenPower, at CDN$4.34 per share pursuant to the exercise of stock options.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

As at September 30, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

During the quarter ended September 30, 2021 GreenPower issued a total of 566,729 shares pursuant to the exercise of warrants, summarized as follows:

  500,000 shares issued from the exercise of warrants at a price of CDN $3.50 per share, including 357,143 shares issued to Countryman, a company beneficially owned by GreenPower's director David Richardson, 80,357 shares issued to KFS, a company beneficially owned by GreenPower's CEO and Chairman, Fraser Atkinson, and 53,571 shares issued to Malcolm Clay, a director of Greenpower
  66,729 shares issued from the exercise of warrants at a price of USD$2.6677 per share

During the quarter a total of 10 warrants expired unexercised. Subsequent to the end of the quarter, 44,642 shares were issued from the exercise of warrants at a price of CDN $3.50 per share.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

1) Salaries and benefits incurred with officers and a former officer are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the current Chairman and CEO for management consulting services, as well as Director's fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

4) Other fees for truck and trailer rentals paid to a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at September 30, 2021 included $1,586 (March 31, 2021 - $95,741) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that were exercised during the quarter ended June 30, 2021, and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

On May 31, 2021 the Company issued 342,857 shares to a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

On June 14, 2021 the Company issued 285,714 shares to a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants  at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

On August 24, 2021 the Company issued 357,143 shares to a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 357,143 warrants at a price of CDN $3.50 per warrant, for gross proceeds of CDN $1,250,001.

On August 27, 2021 the Company issued 80,357 shares to a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 80,357 warrants  at a price of CDN $3.50 per warrant, for gross proceeds of CDN $281,250.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

On September 20, 2021 the Company issued 53,571 shares to Malcolm Clay, a director of GreenPower, pursuant to the exercise of 53,571 warrants at a price of CDN $3.50 per warrant, for gross proceeds of CDN $187,499.

Subsequent to the end of the quarter 71,429 shares were issued to Brendan Riley, the President and Director of GreenPower pursuant to the exercise of stock options, at a price of CDN $4.34 per share for gross proceeds of CDN $310,002.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The Company did not adopt any new or amended accounting standards during the three months ended September 30, 2021.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the September 30, 2021 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation and warrants, determination of the useful life of equipment, the carrying value of accounts receivable and the promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, accounts payable and accrued liabilities, promissory note payable, payroll protection loan, and lease liabilities. As at September 30, 2021, the Company had working capital of $31,327,058.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at September 30, 2021 the Company recognized an allowance for credit losses, net of recoveries, of $27,142 against its accounts receivable (September 30, 2020 - $20,384).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2021, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

The CDN/USD exchange rate as at September 30, 2021 was $0.7849 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $66,000 to other comprehensive income/loss.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter of fiscal 2021 the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at September 30, 2021, the Company had a cash and restricted cash balance of $7,995,378, working capital of $31,327,058 accumulated deficit of ($36,600,299), and shareholder's equity of $36,700,920. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to expand assembly and manufacturing capabilities, including the increased production of BEAST school buses and several models of EV Stars;

  Continue to develop and expand sales opportunities and increase its sales backlog;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 22,096,789 as of September 30, 2021. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of September 30, 2021, there are 1,372,865 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 730,356.

As at November 12, 2021 the company had 22,212,860 issued shares, 1,301,436 options outstanding, and 685,714 warrants outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. The Company's CEO and CFO have concluded that disclosure controls and procedures as at September 30, 2021 were effective.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia and has also filed a claim for wrongful dismissal in the state of California. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. In May 2021 GreenPower did not renew the dealership agreement with Creative Bus Sales ("CBS"), and CBS is disputing that it should have been renewed. In spite of this dispute, GreenPower continues to work on customer orders with CBS. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2021 Discussion dated: as of November 12, 2021

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Subsequent Events

Subsequent to the end of the quarter:

  71,429 shares were issued to Brendan Riley, the President and Director of GreenPower at a price of CDN$4.34 per share pursuant to the exercise of stock options, and
  44,642 shares were issued at a price of CDN$3.50 per share pursuant to the exercise of warrants.

APPENDIX C

Press Release

GreenPower Reports Fiscal Second Quarter 2022 Financial Results

Vancouver, Canada / November 12, 2021 / GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its quarter ended September 30, 2021.

Fraser Atkinson, CEO of GreenPower, commented, "As we expected, vehicle deliveries accelerated near the end of our fiscal second quarter and that trend has continued into the current period. Presently, we have over 100 approved vouchers for eligible vehicles listed on the California HVIP, New Jersey ZIP and B.C. SUVI rebate program, which will continue to support increased deliveries in coming quarters." Atkinson continued, "Sales pipeline activity continues to grow with a variety of large volume opportunities across the GreenPower product line. We have significantly expanded our sales infrastructure and network and we expect to see the benefits of that investment materialize over the next several quarters."

Recent Highlights:

  Delivered 44 vehicles including 34 sales and 10 leases generating revenues of $4,441,963 in the second quarter an increase of 57% over the revenue of $2,835,411 for the second quarter in the previous fiscal year
  Launched the BEAST Type D all-electric school bus with an industry leading capacity of 90 seats and features at ACT Expo in Long Beach on August 31, 2021
  Delivered the first two BEAST school buses, which have passed the required California Highway Patrol inspection
  GreenPower completed a follow-on sale of 24 EV Stars to Zeem Solutions during the quarter, which were previously on lease with another customer
  GreenPower delivered the first ten EV Star Cab and Chassis to an end user in Southern California
  GreenPower sold 7 EV Stars to a diverse group of customers in California, to be used for employee transportation at Fortune 500 companies, public transportation in the City of Temecula, and to a vehicle upfitter.
  Announced OEM agreement with autonomous vehicle technology provider, Perrone Robotics, to accelerate autonomous shuttle offerings for transit properties.
  Honoured by Metro Magazine with the "Innovative Solutions" Award in Recognition of Work with Perrone Robotics & Jacksonville Transportation Authority

Brendan Riley, President of GreenPower commented, "To keep pace with anticipated demand, we continue to build significant inventory with nearly 260 units in various stages of production and over 70 units in finished goods at the end of the quarter. The receipt of our 292 Card from the California Highway Patrol allows us to accelerate deliveries of our all-electric BEAST school bus which we expect to have a significant impact on revenues in the second half of this fiscal year. Most importantly, we continue to see substantial repeat demand from existing customers, which is a testament to the performance of GreenPower vehicles in the real world environment."

Second Quarter 2022 Financial Summary:

  Recorded revenues on the delivery of 44 vehicles of $4,441,963 an increase of 57% over revenue of $2,835,411 on the delivery of 15 vehicles for the second quarter in the previous fiscal year
  Cost of revenues were $3,488,972 generating a gross profit of $952,991 or 21.5% of revenues compared to a gross profit of 30.1% for the previous fiscal year. Gross profit for the quarter was compressed due to the deliveries of several new models and the sale of vehicles formerly on lease and our gross margin expectation remains at 30%.
  The adjusted EBITDA loss was $1,373,088 compared to an adjusted EBITDA loss of $1,122,248 for the previous quarter
  Working capital increased to $31,327,058 compared to $30,808,375 at March 31, 2021
  Inventory increased to $22.8 million compared to $12.5 million at March 31, 2021 and $5.7 million at September 30, 2020.  Inventory at September 30, 2021 consisted of over 70 vehicles in finished goods inventory representing EV Star Transit +, EV Star Cab and Chassis, BEAST school buses, EV Stars, EV Star Cargo and an EV 350 as well as almost an additional 260 various models under production.

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole

Investor Relations

(949) 444-1341

Allie Potter

Media Relations

(218) 766-8856

allie@skyya.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Non IFRS Financial Measures

“Adjusted EBITDA” as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2021 GreenPower Motor Company Inc. All rights reserved.